EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Income from continuing operations	$22,259	$21,965	$47,137	$90,429	$71,400	$131,208	$105,944
Equity in earnings of real estate joint ventures and partnerships, net	(6,976)	(5,866)	(12,889)	(5,548)	(12,196)	(19,853)	(14,655)
Provision (benefit) for income taxes	(197)	156	222	6,313	(10,244)	4,073	1,366
Gain on sale of property	233	842	2,284	25,266	1,998	4,086	22,493
Fixed charges	93,462	95,344	188,962	198,261	211,736	206,751	165,836
Amortization of capitalized interest	1,322	1,191	2,433	2,157	2,102	1,728	1,701
Distributions of income from real estate joint ventures and partnerships	1,500	853	1,733	2,841	3,602	6,251	2,524
Capitalized interest	(654)	(1,992)	(3,405)	(8,716)	(20,290)	(25,025)	(7,616)
Preferred dividends	(17,738)	(17,738)	(35,476)	(35,476)	(34,711)	(25,375)	(10,101)

Net income as adjusted	$93,211	$94,755	$191,001	$275,527	$213,397	$283,844	$267,492

Fixed charges:
Interest on indebtedness, net	$74,170	$74,719	$148,330	$152,390	$155,405	$155,234	$147,057
Capitalized interest	654	1,992	3,405	8,716	20,290	25,025	7,616
Preferred dividends	17,738	17,738	35,476	35,476	34,711	25,375	10,101
Portion of rents representative of the interest factor	900	895	1,751	1,679	1,330	1,117	1,062

Fixed charges	$93,462	$95,344	$188,962	$198,261	$211,736	$206,751	$165,836

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.00	0.99	1.01	1.39	1.01	1.37	1.61

RATIO OF EARNINGS TO FIXED CHARGES	1.23	1.22	1.24	1.69	1.21	1.56	1.72